Exhibit 99.1

The Stars Group Acquires Majority Interest in CrownBet

Toronto, Canada – February 27, 2018 – The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) announced today that it has acquired a 62% equity interest in CrownBet Holdings Pty Limited for an aggregate amount of approximately $117.7 million. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

CrownBet, which launched in 2014 in Australia, the world’s second largest regulated sports betting market, is one of Australia’s fastest growing online sportsbooks with unaudited annual revenues growing from approximately A$76.5 million in 2015 to approximately A$204.0 million in 2017 and unaudited EBITDA turning positive for the first time in 2017 at approximately A$7.9 million for the year.

“We are excited to enter the regulated Australian sportsbook market with CrownBet,” said Rafi Ashkenazi, Chief Executive Officer of The Stars Group. “CrownBet has become one of the fastest growing online sportsbooks in Australia through its strong management team, proprietary technology, mobile app, unique partnerships and market-leading loyalty program.”

The Stars Group acquired the 62% interest in CrownBet from Crown Resorts Limited (ASX: CWN) in an all-cash transaction using cash on The Stars Group’s balance sheet. The Stars Group partnered with the other shareholders of CrownBet, including the CrownBet management team led by founder and Chief Executive Officer, Matthew Tripp, to complete the purchase and will continue to work directly with Mr. Tripp, who will remain in his position and continue to operate the business in Australia. Under the transaction agreements, The Stars Group is also entitled to appoint a majority of the directors on the board of directors of CrownBet.

The Northern Territory Racing Commission has approved the transaction subject to The Stars Group satisfying certain standard conditions.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive Group division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, as it relates to The Stars Group’s acquisition of a majority interest in CrownBet Holdings Pty Limited as referenced herein, as well as certain expectations with respect to the same and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including risks associated with the transaction referenced herein and potential future transactions, The Stars Group’s ability to realize expected benefits of the transaction, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2016, including under the heading “Risk Factors and Uncertainties”, and in its management’s discussion and analysis for the three and nine months ended September 30, 2017, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1 437-371-5730

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com